SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2005

STORA ENSO CORPORATION

(Translation of registrant’s name into English)

Kanavaranta 1

P.O.Box 309

00101 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

News Release	March 31, 2005 at 14.00 GMT

Kanavaranta 1 00160 Helsinki, Finland

P.O. Box 309
FIN-00101 Helsinki, Finland

Tel +358 2046 131
Fax +358 2046 21471

www.storaenso.com

Stora Enso changes its organisation

HELSINKI, Finland – Stora Enso (NYSE:SEO) today announced that Stora Enso has reviewed its organisational structure as a number of key persons will reach retirement age in the next three years, starting with the forthcoming retirement of Deputy CEO Björn Hägglund on 1 June 2005.

The new organisation will focus on broadening the experience of a number of key managers, reducing the number of management levels within Stora Enso, expanding in emerging markets and developing global product divisions.

The new organisation structure will take effect from 1 May 2005.

Line organisation

The Asia Pacific and Latin America geographical divisions will report to Group staff Corporate Strategy in order to strengthen the efforts to grow in emerging markets, including Eastern Europe. In addition, the product divisions will become more involved in growth projects in these markets as a result of the organisational changes.

Stora Enso Publication Paper, Fine Paper and North America (SENA) will each report to the CEO. The work done by the Paper product area on identifying and achieving synergies within these divisions will continue and be extended to the relevant divisions or corporate staff functions such as Corporate Strategy and Market Services. This will ensure that some of the successful initiatives by the Paper product area are implemented throughout the Group. These initiatives have included Stora Enso Account Management, the Why Paper continuous study of paper demand factors and the maintenance strategy.

Speciality Paper will be transferred to Packaging Boards and Merchant operations will report to the Fine Paper division. The Merchant operations will remain independent from the Fine Paper division operations in order to preserve the required integrity towards suppliers and customers. For financial reporting purposes these changes will be effective from Q2 2005 onwards.

Stora Enso is an integrated paper, packaging and forest products company producing publication and fine papers, packaging boards and wood products, areas in which the Group is a global market leader. Stora Enso sales totalled EUR 12.4 billion in 2004. The Group has some 45 000 employees in more than 40 countries in five continents and an annual production capacity of 16.4 million tonnes of paper and board and 7.7 million cubic metres of sawn wood products, including 3.2 million cubic metres of value-added products. Stora Enso’s shares are listed in Helsinki, Stockholm and New York.

Stora Enso Oyj

Business ID 1039050-8

Staff functions

The number of staff functions, which will report to the CEO, will be reduced from eight to six, namely:

•	Finance, Accounting, Legal and IR

•	Corporate IT, HR and Business Excellence

•	Market Services (Sales Network and Transport and Distribution)

•	Corporate Communications

•	Corporate Support (Environment, Energy, Procurement and R&D)

•	Corporate Strategy, Investment and Business Planning

Appointments

Kai Korhonen, currently head of the Paper product area, has been appointed Senior Executive Vice President, Stora Enso Packaging Boards. He continues as a member of the Executive Management Group (EMG).

Pekka Laaksonen, currently head of the Packaging Boards product area, has been appointed Senior Executive Vice President, Stora Enso Fine Paper. He continues as a member of the EMG.

Jussi Huttunen, currently head of Stora Enso Fine Paper, has been appointed Senior Executive Vice President, Market Services. He continues as a member of the EMG.

Arno Pelkonen, currently head of Stora Enso Forest Products, has been appointed Senior Executive Vice President, Corporate Strategy and Emerging Markets. He continues as a member of the EMG.

Elisabet Salander Björklund, currently head of Stora Enso Wood Supply Europe, has been appointed Senior Executive Vice President, Stora Enso Forest Products. She becomes a member of the EMG.

Christer Ågren, currently head of Corporate Human Resources and TQM, has been appointed Senior Executive Vice President, IT, HR and Business Excellence. He becomes a member of the EMG.

Esko Mäkeläinen, CFO and SEVP Finance, Accounting and Legal Affairs, Lars Bengtsson, SEVP, Stora Enso North America, Bernd Rettig, SEVP, Stora Enso Publication Paper and Yngve Stade, SEVP, Corporate Support, continue as members of the EMG.

Per Ericson, currently head of Human Resources in the Paper product area and head of Human Resources Development within Corporate Human Resources, has been appointed Executive Vice President, Corporate Human Resources and Business Excellence. He becomes a member of the Management Group (MG).

Petri Wager, currently head of Market Services, has been appointed head of Stora Enso Sales Finland and Baltic States as well as sales in Russia.

Stora Enso Oyj

Business ID 1039050-8

2(3)

For further information, please contact:

Tim Laatsch, Senior Vice President, Communications, Stora Enso North America,

tel. 715 422 4023

Scott Deitz, Vice President, Investor Relations, Stora Enso North America,

tel. 715 422 1521

An image bank of pictures that may be freely used to illustrate articles about Stora Enso is available at www.storaenso.com > Media Centre > Image Bank

www.storaenso.com/investors

Stora Enso Oyj

Business ID 1039050-8

3(3)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 1, 2005	STORA ENSO CORPORATION

	By:	/s/ Esko Mäkeläinen
Esko Mäkeläinen
Senior Executive Vice President,
Accounting and Legal affairs

	By:	/s/ Jyrki Kurkinen
Jyrki Kurkinen
General Counsel